UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-15160

BROOKFIELD CORPORATION

(Name of Registrant)

Brookfield Place

Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐       Form 40-F ☒

Exhibit 99.1 included in this Form 6-K is incorporated by reference into the registration statements of Brookfield Corporation on Form F-3 (File Nos. 333-182656, 333-274061, 333-276533-01 and 333-276534) and on Form S-8 (File Nos. 333-129631, 333-178260, 333-184108, 333-204848, 333-214948, 333-233871 and 333-268020) and the registration statements of Brookfield Corporation, Brookfield Finance V Inc., Brookfield Finance IV Inc., Brookfield Finance II Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-292304, 333-292304-01, 333-292304-02, 333-292304-03 and 333-292304-04) and Brookfield Capital Finance LLC, Brookfield Finance I (UK) PLC, Brookfield Finance (Australia) Pty Ltd and Brookfield Finance II LLC on Form F-3 (File Nos. 333-292317, 333-292317-01, 333-292317-02 and 333-292317-03).

EXHIBIT INDEX

Exhibit	Description
99.1	Certificate and Articles of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD CORPORATION

Date: October 22, 2026	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory and Corporate Secretary